EXHIBIT 8


                                                                   March 7, 2005





The Board of Directors
United Commerce Bancorp
211 South College Avenue
Bloomington, IN  47404




Ladies and Gentlemen:

     You have requested that we render an opinion as to the tax consequences to United Commerce Bancorp (the "Holding Company"), United Commerce Bank (the "Bank") and the shareholders of the Bank (collectively, the "Shareholders" and individually, each, a "Shareholder") with regard to a corporate reorganization (the "Reorganization") to form a one-bank holding company, as described in a Reorganization Agreement and Plan of Exchange dated January 18, 2005 by and between the Holding Company and the Bank (the "Agreement") and in that certain proxy statement/prospectus (the "Proxy Statement/Prospectus") included in the Registration Statement on Form S-4EF filed by the Holding Company with the Securities and Exchange Commission (SEC File No. 333-122858) (the "Registration Statement").

     This opinion is provided for the benefit and guidance of the Holding Company and Bank. The Shareholders may rely on this opinion.

     In making this opinion, we have relied on the Agreement, the Proxy Statement/Prospectus and on the accuracy and completeness of the warranties, representations, statements and facts contained in those documents. We have also relied upon the accuracy and completeness of the following representations of the Holding Company and the Bank:

     1. The fair market value of the Holding Company stock received by each Bank shareholder will be approximately equal to the fair market value of the Bank stock surrendered in the exchange.

     2. There is no plan or intention by the Shareholders who own one percent (1%) or more of the Bank stock, and to the best of the knowledge of the management of the Bank, there is no plan or intention on the part of the remaining Shareholders to sell, exchange, or otherwise dispose of a number of shares of Holding Company stock received in the transaction that would reduce the Shareholders' ownership of Holding Company stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding Bank stock as of the same date. For purposes of this representation, shares of Bank stock surrendered by dissenters will be treated as outstanding Bank stock on the date of the transaction.
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     3.   Shareholders  will receive  Holding  Company  stock in exchange for at least 80% of the Bank stock authorized and issued immediately prior to the Reorganization.

     4. Following the transaction, the Bank will not issue additional shares of its stock that would result in the Holding Company losing control of the Bank within the meaning of Section 368(c)(1) of the Internal Revenue Code.

     5. The Holding Company has no plan or intention to reacquire any of its stock issued in the Reorganization.

     6. The Holding Company has no plan or intention to liquidate the Bank; to merge the Bank with and into another bank or corporation; to sell or otherwise dispose of the stock of the Bank; or to cause the Bank to sell or to otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code.

     7. The Holding Company, the Bank, and the Shareholders will pay their respective expenses, if any, incurred in connection with the Reorganization; cash used to pay dissenters, if any, will be paid by the Bank.

     8. There is no intercorporate indebtedness existing between the Holding Company and the Bank that was issued, acquired or will be settled at a discount.

     9. No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

     We have not undertaken to verify independently any of the factual matters upon which we rely in providing this opinion. Moreover, we have assumed that no changes have occurred or will occur with respect to the documents described above or the representations set forth in paragraphs 1 through 9 above.

     Based upon and subject to the foregoing, it is our opinion under current law that for federal and State of Indiana income tax purposes:

     1. No gain or loss will be recognized by the Bank or the Holding Company as a result of the Reorganization.

     2. No gain or loss will be recognized by the Shareholders upon the exchange of their shares of the Bank's stock solely for shares of the Holding Company's stock.

     3. The basis of the Holding Company stock to be received by Shareholders will be the same as the basis of the Bank stock surrendered in exchange for the Holding Company stock.

     4. The holding period of the Holding Company stock to be received by Shareholders will include the holding period of the Bank stock surrendered in exchange for the Holding Company stock, provided that such stock is held as a capital asset on the date of the completion of the Reorganization.

     5. In the case of a dissenting Shareholder who receives cash in exchange for all of his or her shares of Bank stock, the cash will be treated as received by such

     Shareholder as a distribution in redemption of the Shareholder's Bank stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the Shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the Bank stock redeemed. Sections 302(b)(3) and 1001 of the Code. The gain or loss will be capital gain or loss if the Bank stock was held by the Shareholder as a capital asset. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the Shareholder will be treated as ordinary income or qualified dividend income.

     Our opinion is limited to specific issues addressed. We express no opinion and make no representation, and no inference is intended or should be drawn from any statement in this letter, as to any other issues involving the transaction.

     We hereby consent to the use of this opinion as Exhibit 8 to the Registration Statement.

                                       Sincerely

                                       /s/ Barnes & Thornburg LLP

                                       Barnes & Thornburg LLP